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                                                                    EXHIBIT 99.3

                                       February [28], 1999

Patriot American Hospitality, Inc.
1950 Stemmons Freeway, Suite 6001
Dallas, Texas 75207
Attn: William W. Evans III

Wyndham International, Inc.
1950 Stemmons Freeway, Suite 6001
Dallas, Texas 75207
Attn: Leslie Ng

Ladies and Gentlemen:

     Reference is made to the Purchase Agreement dated as of February 26, 1998 among Patriot American Hospitality, Inc. ("Patriot"), Wyndham International, Inc. (together with Patriot, the "Companies") and NationsBanc Mortgage Capital Corporation (the "Purchaser"), as assignee of NMS Services, Inc., and the Purchase Price Adjustment Mechanism dated as of February 26, 1998 among the Companies and the Purchaser (including the ISDA Master Agreement and Schedule thereto incorporated by reference therein), each as amended on August 14, 1998, November 23, 1998, December 10, 1998, January 4, 1999 and February 1, 1999 (the "Agreements"). Capitalized terms are used herein as in the Agreements.

     We hereby acknowledge and agree that the Securities Purchase Agreement, dated as of February 18, 1999, by and among the Companies, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the investors named therein (the "Purchase Agreement"), as in effect on the date hereof, is an "Acceptable Transaction Agreement" within the meaning of the Agreements. If the Purchase Agreement is amended or modified by the parties thereto so that it ceases to be subject to customary closing conditions reasonably satisfactory to the Purchaser or so that it ceases to provide for a Physical Settlement of the entire Transaction on or prior to June 30, 1999 in a manner reasonably satisfactory to the Purchaser, or if the commitment letter dated as of February 18, 1999 among The Chase Manhattan Bank ("Chase"), Chase Securities, Inc. ("CSI") and Patriot or the commitment letter dated as of February 18, 1999 among Chase, CSI, Bear, Stearns & Co. Inc. and Patriot, or any definitive agreement entered into pursuant to either such commitment letter, is amended or modified by the parties thereto so that the use of proceeds set forth in such commitment letters or definitive agreements, as the case may be, and the Purchase Agreement ceases to provide for a Physical Settlement of the entire Transaction on or prior to June 30, 1999 in a manner reasonably satisfactory to the Purchaser, then the Purchase Agreement shall cease to be an Acceptable


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Transaction Agreement and the Extended Standstill Period shall cease to be in effect.

     You hereby represent to us that, on the date hereof, there is no Default or Event of Default (each as defined in the Credit Agreement), other than Waived Defaults.

     Assuming the accuracy of the above representation, we acknowledge that the Extended Standstill Period is currently in effect. The parties hereto agree that the Agreements remain in full force and effect.

     This letter agreement may be executed in several counterparts, all of which shall be identical, and all of which counterparts together shall constitute one and the same instrument.

                                       Sincerely,

                                       NationsBanc Mortgage Capital Corporation


                                       By:  /s/ [ILLEGIBLE]
                                          ------------------------------
                                          Name:
                                          Title:


AGREED TO AND ACCEPTED:

Patriot American Hospitality, Inc.           Wyndham International, Inc.




By: /s/ WILLIAM W. EVANS                    By: /s/ WILLIAM W. EVANS
   ------------------------------              ------------------------------
Name:   William W. Evans                    Name:   William W. Evans
Title:  President, Chief                    Title:  President, Chief
         Operating Officer                           Operating Officer